

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2022

Hengfang Li
Chief Executive Officer
ReTo Eco-Solutions, Inc.
c/o Beijing REIT Technology Development Co., Ltd.
X-702, Runfengdeshangyuan, 60 Anli Road
Chaoyang District
Beijing, People's Republic of China 100101

Re: ReTo Eco-Solutions, Inc.
Amendment No. 1 to Registration Statement on Form F-3
Filed October 6, 2022
File No 333-267101

Dear Hengfang Li:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-3 filed October 6, 2022

Conventions that apply to this Prospectus, page ii

1. We note your response to prior comment 2. Please remove the exclusion of Hong Kong and Macau from your definition of "China" and "the PRC;" however, you may clarify that "China" or "the PRC" does not include Hong Kong or Macau when you reference specific laws and regulations adopted by the PRC.

Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Anne Parker, Office Chief, at 202-551-3611 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Wei Wang, Esq.